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                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                  FORM 6-K

                     SECURITIES AND EXCHANGE COMMISSION
                           Washington D.C. 20549

                          Report of Foreign Issuer
                    Pursuant to Rule 13a-16 or 15d-16 of
                    the Securities Exchange Act of 1934

For the Coupon Period ending October 19, 1999

               Westpac Securitisation Management Pty Limited
               ---------------------------------------------
              (Translation of registrant's name into English)


           Level 4, 60 Martin Place, Sydney, NSW 2000, Australia
           -----------------------------------------------------
                 (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                       Form 20-F __X__    Form 40-F_____



         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes  ______          No __X__



         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.


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

               NOTEHOLDERS REPORT - SERIES 1998-1G WST TRUST


Date of Report - Determination Date   13-Oct-99

Housing Loan Collection Period        10-Jul-99         to           09-Oct-99
                                     (inclusive)                    (inclusive)

Days in Collection Period                92

Coupon Period                         19-Jul-99         to           19-Oct-99
                                     (inclusive)                    (exclusive)

Days in Coupon Period                    92

3 month BBSW at beginning of
  coupon period                        4.8833%   3 month USD-LIBOR     5.3100%

Foreign Exchange Rate               0.62354525564
Available Income                    23,975,306.33
Total Available Funds               23,976,306.33
Accrued Interest Adjustment                  0.00
Redraws Made This Period            22,707,164.95
Redraw Shortfall                             0.00
Redraw Facility Draw                         0.00
RFS Issued This Period                       0.00
Trust Expenses                       1,196,367.43
Total Payments                      23,956,275.87
Payment Shortfall                            0.00
Principal Draw This Period                   0.00
Total Principal Draws Outstanding            0.00
Gross Principal Collections        145,395,322.50
Principal Collections              122,688,157.55
Excess Available Income                 19,030.46
Excess Collections Distribution         19,030.46
Liquidity Shortfall                          0.00
Liquidity Net Draw / (Repayment)
  this period                                0.00
Remaining Liquidity Shortfall                0.00
Liquidation Loss                             0.00
Principal Charge Offs                        0.00
Prepayment Benefit Shortfall                 0.00
Average Daily Balance for Qtr       1,594,173,622
Subordinated Percentage                   3.0732%
Initial Subordinated Percentage           2.3000%
Average Quarterly Percentage              0.3283%

              Reuters Information  Principal/100,000  Coupon/100,000

                   Class A      0.00   5,573.0763         1.014.6416
                   Class B      0.00       0.0000         1,424.7222

Stated Amount - AUD Equival         Percentage    Forex Percentage   Chargeoffs

            Class A     1,481,068,364.97    96.92680%       1.00000
            Class B        51,800,570.64     3.07320%
            RFS                     0.00                    0.00000

     TOTAL              1,532,868,935.51    100.00000%   100.00000%

Stated Amount - USD                                Bond Factor

            Class A       929,513,152.26                0.6727713          0.00
            Class B        32,300,000.00                1.0000000          0.00
            RFS                     0.00                                   0.00


      TOTAL               955,813,152.26                0.6802941          0.00



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




                                  $A

Scheduled Principal                 $       15,726,363
Unscheduled Principal               $       106,961,795
                                    -------------------
Principal Collections               $       122,688,158
                                    -------------------

Fixed Interest Rate Housing Loan    $       295,347,391
Variable Rate Housing Loans         $     1,237,521,544
                                    $     1,532,868,936





                          WST Trust Series 1998-1G
                           DELINQUENCY STATISTICS

                    Collection Period Ended:          09-Oct-1999

----------------------------------------------------------------------------
              Number      Current Balance   Installment    %by        % by
              of Loans    Outstanding $A    Amount $A     Number     Balance
----------------------------------------------------------------------------
 Current      15,028      1,420,742,635     11,399,725    92.63%      92.69%

 1-29          1,046         97,630,830        827,888     6.45%       6.37%
 Days

 30-59            91          8,631,445         61,588     0.56%       0.56%
 Days

 60-89            32          3,168,517         24,161     0.20%       0.21%
 Days

 90-119           10          1,182,927          7,488     0.06%       0.08%
 Days

 120-149           8            782,861          6,519     0.05%       0.05%
 Days

 180+              8            729,719          5,066     0.05%       0.05%
 Days
----------------------------------------------------------------------------
 Total        16,223      1,532,868,936     12,332,435   100.00%     100.00%
----------------------------------------------------------------------------




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


                                 SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf, as Trust Manager for the Series 1998-1G WST Trust, by the undersigned, thereunto duly authorized.


                              Westpac Securitisation Management Pty Limited, as Trust Manager for the Series
                              1998-1G WST Trust,
                              (Registrant)



    Dated: October 19, 1999    By:  /s/ Lewis E. Love Jr.
                                    ----------------------
                               Name:  Lewis E. Love Jr.
                               Title: Director




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